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100 CAMPUS DRIVE
MARLBOROUGH, MASSACHUSETTS 01752

December 4, 2007

Via Facsimile—(202) 772-9217
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Sebastian Gomez Abero

Re:	EXACT Sciences Corporation Registration Statement on Form S-3 File No. 333-147511

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EXACT Sciences Corporation ("EXACT") hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated to 4:30 p.m. Eastern Standard Time on December 6, 2007, or as soon as practicable thereafter.

        EXACT hereby acknowledges the following:

  •
  Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve EXACT from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  EXACT may not assert staff comments or this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you should have any questions regarding this request, please do not hesitate to contact me at (508) 603-1200 or Edward A. King at (617) 570-1346 of Goodwin Procter LLP.

Very truly yours,
EXACT SCIENCES CORPORATION
By:	/s/ CHARLES R. CARELLI, JR.
Name:	Charles R. Carelli, Jr.
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
cc:	Jeffrey R. Luber, EXACT Sciences Corporation Edward A. King, Esq., Goodwin Procter LLP